Exhibit 99.1
                                                                    ------------

SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE

Quarterly Summary Distribution Details
--------------------------------------------------------------------------------
REPORTING DATES

Closing Date                                                           27-Mar-00
Determination Date                                                     01-Jan-02
Notice Date                                                            11-Jan-02
Distribution Date                                                      14-Jan-02
Start Accrual Period                                                   12-Oct-01
End Accrual Period                                                     14-Jan-02
No. Of Days in Accrual Period                                                 94
Start Collection Period                                                01-Oct-01
End Collection Period                                                  31-Dec-01
No. Of Days in Collection Period                                              92
Distribution Month                                                     Yes
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SECURITIES ON ISSUE
                                   NO. OF     INITIAL INVESTED  INITIAL INVESTED
                                CERTIFICATES    AMOUNT (US$)      AMOUNT (A$)
                                ------------  ----------------  ----------------
Class A-1 Notes                        9,550    955,000,000.00     1,577,208,918
Class A-2 Notes                        1,500               -         150,000,000
Class B Notes                            150               -          15,000,000
Redraw Bond - series 1                     0               -                -
Redraw Bond - series 2                     0               -                   0

US$/A$ exchange rate at issue         0.6055
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INTEREST RATE FOR ACCRUAL PERIOD
                                                   Bank      Interest   Interest
                                                 Bill Rate    Margin      Rate
                                                 ---------    -------   --------
Class A-1 Notes (payable to
   Currency Swap Provider)                         4.4167%    0.3819%   4.79861%
Class A-2 Notes                                    4.4167%    0.3900%    4.8067%
Class B Notes                                      4.4167%    0.7000%    5.1167%
Redraw Bond - series 1                             0.0000%        -      0.0000%
Redraw Bond - series 2                             0.0000%        -      0.0000%

BBSW Interest & Unpaid Interest Rate for
   Accrual Period                                  4.4167%
Facilities BBSW                                    4.4167%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
                                                      Per Cert.     Aggregate
                                                     ----------   --------------
Total Interest Amount:
   Class A-1 Notes                                     1,342.47    12,820,588.50
   Class A-2 Notes                                       814.24     1,221,360.00
   Class B Notes                                       1,281.89       192,283.50
   Redraw Bond - series 1                                   -                -
   Redraw Bond - series 2                                   -                -
Principal:
   Class A-1 Notes                                     8,637.13    82,484,556.56
   Class A-2 Notes                                     5,229.78     7,844,670.00
   Class B Notes                                         514.49        77,173.50
   Redraw Bond - series 1                                   -                -
   Redraw Bond - series 2                                   -                -
Total:
   Class A-1 Notes                                     9,979.60    95,305,145.06
   Class A-2 Notes                                     6,044.02     9,066,030.00
   Class B Notes                                       1,796.38       269,457.00
   Redraw Bond - series 1                                   -                -
   Redraw Bond - series 2                                   -                -
   Total                                              17,820.00   104,640,632.06
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
POOL FACTORS
                                                        Last           Current
                                                    Distribution    Distribution
                                                        Date            Date
                                                    ------------    ------------
Class A-1 Notes                                      0.65776490       0.60546710
Class A-2 Notes                                      0.65776490       0.60546710
Class B Notes                                        0.97281190       0.96766700
Redraw Bond - series 1                                        -                -
Redraw Bond - series 2                                        -                -
--------------------------------------------------------------------------------

QUARTERLY CASHFLOW WORKING SHEET
--------------------------------                                         Per Certificate        Aggregate
                                                                                $                   $
                                                                         ---------------     ---------------
  Finance Charge Collections                                                                   18,201,424.11
  Finance Charge Collections - Repurchases                                                            228.88
  Finance Charge Damages                                                                                 -
  Income due to Seller                                                                                   -
  Other Income                                                                                  1,110,424.74
Preliminary Income Amount                                                                      19,312,077.73

  Taxes                                                                                               467.80
  Trustee Fee                                                                                      59,024.39
  Security Trustee Fee                                                                                   -
  Manager Fee                                                                                      88,902.59
  Servicing Fee                                                                                   740,854.93
  Liquidity Commitment Fee                                                                         12,361.64
  Redraw Commitment Fee                                                                             6,438.36
  Support Facility Payments                                                                     2,847,770.51
  Support Facility Receipts                                                                              -
  Expenses                                                                                         47,136.59
  Previous Unpaid Facility Int Chg  - Liquidity                                                          -
  Liquidity Interest Charge + Previous Unpaid                                                            -
  Previous Unpaid Facility Int Chg  - Redraw Facility                                                    -
  Redraw Interest Charge + Previous Unpaid                                                               -
  Repayment of Liquidity Facility                                                                        -
  Total Interest Amount  - Class A-1 Notes                                                     12,820,588.50
                         - Class A-2 Notes                                                      1,221,360.00
                         - Class B Notes                                                          192,283.50
                         - Redraw Bonds - series 1                                                       -
                         - Redraw Bonds - series 2                                                       -
REQUIRED INCOME AMOUNT                                                                         18,037,188.81

Income Shortfall                                                                                         -
Liquidity Facility Draw                                                                                  -

Principal Chargeoff Unreimbursement                                                                      -
Principal Chargeoff                                                                                      -
Total Principal Chargeoff Reimbursement Due                                                              -

PAYMENT ALLOCATION CASCADE
--------------------------
  Preliminary Income Amount                                                                     19,312,077.73
  Liquidity Facility Draw                                                                                 -
Available Income Amount                                                                         19,312,077.73

                                                                                                Quarter to Date
                                                                 Due         Available     Allocation/Distribution
                                                           -------------   -------------   -----------------------
  Taxes                                                           467.80   19,312,077.73               467.80
  Trustee Fee                                                  59,024.39   19,311,609.93            59,024.39
  Security Trustee Fee                                               -     19,252,585.54                  -
  Manager Fee                                                  88,902.59   19,252,585.54            88,902.59
  Servicing Fee                                               740,854.93   19,163,682.95           740,854.93
  Liquidity Commitment Fee                                     12,361.64   18,422,828.02            12,361.64
  Redraw Commitment Fee                                         6,438.36   18,410,466.38             6,438.36
  Support Facility Payments                                 2,847,770.51   18,404,028.02         2,847,770.51
  Support Facility Receipts                                          -     15,556,257.51                  -
  Expenses                                                     47,136.59   15,556,257.51            47,136.59
  Liquidity Interest Charge                                          -     15,509,120.92                  -
  Repayment of Liquidity Facility                                    -     15,509,120.92                  -
|---------------------------------------------------|
| Interest Amount Payable - Redraw Facility         |                -     15,509,120.92                  -
|                         - Class A-1 Notes         |      12,820,588.50   15,509,120.92        12,820,588.50
|                         - Class A-2 Notes         |       1,221,360.00    2,688,532.42         1,221,360.00
|                         - Redraw Bonds - series 1 |                -      1,467,172.42                  -
|                         - Redraw Bonds - series 2 |                -      1,467,172.42                  -
|---------------------------------------------------|
                          - Class B Notes                    192,283.50     1,467,172.42           192,283.50
Total Principal Chargeoff Reimbursement                             -       1,274,888.92                  -
Excess Distribution                                                                              1,274,888.92


Unpaid Facility Int Chg - Liquidity                                                                       -
                        - Redraw                                                                          -
Unpaid Security Interest Amount - Class A-1 Notes                                                         -
                                - Class A-2 Notes                                                         -
                                - Class B Notes                                                           -
                                - Redraw Bonds - series 1                                                 -
                                - Redraw Bonds - series 2                                                 -


                                                                         Per Certificate        Aggregate
                                                                                $                   $
                                                                         ---------------     ---------------
FACILITIES OUTSTANDING
-----------------------
Liquidity Commitment Facility Limit                                                           48,000,000.00
Beginning Liquidity Commitment Facility                                                       48,000,000.00
Previous Liquidity Facility Draw                                                                        -
Repayment of Liquidity Facility                                                                         -
Liquidity Facility Draw                                                                                 -
Ending Liquidity Commitment Facility                                                          48,000,000.00

Redraw Commitment Facility Limit                                                              50,000,000.00
Beginning Redraw Commitment Facility                                                          50,000,000.00
Previous Redraw Facility Draw                                                                           -
Previous Redraw Facility Draw - Chargeoffs                                                              -
Repayment of Redraw Facility                                                                            -
Repayment of Unreimbursed Chargeoffs                                                                    -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                          -
Redraw Facility Available to Draw                                                             50,000,000.00
Redraw Facility Draw                                                                                    -
Ending Redraw  Commitment Facility                                                            50,000,000.00

INTEREST AND PRINCIPAL DISTRIBUTION WORKSHEET

INTEREST AMOUNT
---------------                                                          Per Certificate        Aggregate
                                                                                $                   $
                                                                         ---------------     ---------------
CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on  Unpaid Security Interest Amount                                         -                  -
Security  Interest Amount                                                       1,342.47      12,820,588.50
Total Interest Amount                                                                         12,820,588.50

Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on  Unpaid Security Interest Amount                                                            -
Security  Interest Amount                                                                     12,820,588.50
Interest Amount Payable                                                         1,342.47      12,820,588.50
Unpaid Security Interest Amount                                                                         -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on Unpaid Security Interest Amount                                          -                  -
Security Interest Amount                                                          814.24       1,221,360.00
Total Interest Amount                                                                          1,221,360.00

Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on  Unpaid Security Interest Amount                                                            -
Security  Interest Amount                                                                      1,221,360.00
Interest Amount Payable                                                           814.24       1,221,360.00
Unpaid Security Interest Amount                                                                         -

CLASS B NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on Unpaid Security Interest Amount                                         -                   -
Security Interest Amount                                                       1,281.89          192,283.50
Total Interest Amount                                                                            192,283.50

Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on  Unpaid Security Interest Amount                                                            -
Security  Interest Amount                                                                        192,283.50
Interest Amount Payable                                                        1,281.89          192,283.50
Unpaid Security Interest Amount                                                                         -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on  Unpaid Security Interest Amount                                        -                   -
Security  Interest Amount                                                           -                   -
Total Interest Amount                                                                                   -

Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on  Unpaid Security Interest Amount                                                            -
Security  Interest Amount                                                                               -
Interest Amount Payable                                                             -                   -
Unpaid Security Interest Amount                                                                         -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on  Unpaid Security Interest Amount                                        -                   -
Security  Interest Amount                                                           -                   -
Total Interest Amount                                                                                   -

Unpaid Security Interest Amount (after last Distribution Date)                                          -
Interest on  Unpaid Security Interest Amount                                                            -
Security  Interest Amount                                                                               -
Interest Amount Payable                                                             -                   -
Unpaid Security Interest Amount                                                                         -

                                                                         Per Certificate        Aggregate
                                                                                $                   $
                                                                         ---------------     ---------------

PRINCIPAL AMOUNT
Principal Collections                                                                        102,338,521.84
Principal Collections - Repurchases                                                               43,202.92
  less Repayment Of Redraw Facility                                                                     -
  less Total Customer Redraw                                                                 (11,975,324.66)
  plus Redraw Facility Draw                                                                             -
  plus Redraw Bonds Issue this month                                                                    -
  Aggregate Principal Damages from Seller & Servicer                                                    -
  Principal Chargeoff Reimbursement  - Class B Notes                                                    -
                                     - Class A-1 Notes                                                  -
                                     - Class A-2 Notes                                                  -
                                     - Redraw Bonds - Series 1                                          -
                                     - Redraw Bonds - Series 2                                          -
                                     - Redraw Facility                                                  -
  Principal rounding b/f                                                                               0.63

  Scheduled Principal Amount                                               6,079,744.59
  Unscheduled Principal Amount Partial less redraws                       57,203,673.90
  Unscheduled Principal Amount - Partial Prepayment                       69,178,998.56
  Unscheduled Principal Amount - Full Prepayment                          27,122,981.61
  Unscheduled Principal Amount - less redraws + C/O Reim                  84,326,655.51


Total Available Principal Amount for Redraw Bonds                                             90,406,400.73

Principal Distribution - Redraw Bonds - Series 1                                    -                   -
Principal Distribution - Redraw Bonds - Series 2                                    -                   -

Principal rounding b/f                                                                                 0.63
Total Unscheduled Principal Amount                                                            84,326,655.51
Total Scheduled Principal Amount                                                               6,079,744.59
Total Available Principal Amount for Notes                                                    90,406,400.73

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                        100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                            8,637.13       82,484,556.56
        Class A-2 Principal Payment                                            5,229.78        7,844,670.00
Class B Principal Payment                                                        514.49           77,173.50

Principal rounding c/f                                                                                 0.67

Outstanding Principal - beginning period                                                   1,150,689,579.27
less Principal Repayment                                                                    (102,381,724.76)
plus Total Customer Redraw                                                                    11,975,324.66
less Principal Losses                                                                                   -
Outstanding Principal - Closing period                                                     1,060,283,179.17

PRINCIPAL LOSSES
Principal Losses                                                                                        -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                          -
Net Principal Losses                                                                                    -
Principal Chargeoff  - Class B Notes                                                                    -
                     - Class A-1 Notes                                                                  -
                     - Class A-2 Notes                                                                  -
                     - Redraw Bonds Series 1                                                            -
                     - Redraw Bonds Series 2                                                            -
                     - Redraw Facility                                                                  -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                             -
Principal Chargeoff                                                                                     -
Principal Chargeoff Reimbursement                                                                       -
Ending Unreimbursed Principal Chargeoffs                                                                -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                             -
Principal Chargeoff                                                                                     -
Principal Chargeoff Reimbursement                                                                       -
Ending Unreimbursed Principal Chargeoffs                                                                -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                             -
Principal Chargeoff                                                                                     -
Principal Chargeoff Reimbursement                                                                       -
Ending Unreimbursed Principal Chargeoffs                                                                -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                             -
Principal Chargeoff                                                                                     -
Principal Chargeoff Reimbursement                                                                       -
Ending Unreimbursed Principal Chargeoffs                                                                -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                             -
Principal Chargeoff                                                                                     -
Principal Chargeoff Reimbursement                                                                       -
Ending Unreimbursed Principal Chargeoffs                                                                -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                             -
Principal Chargeoff                                                                                     -
Principal Chargeoff Reimbursement                                                                       -
Ending Unreimbursed Principal Chargeoffs                                                                -

INVESTORS BALANCE OUTSTANDING WORKSHEET
----------------------------------------
                                                 Aggregate         Aggregate
                                                    US$                A$
                                              ---------------   ----------------

CLASS A-1 NOTES
Initial Invested Amount                        955,000,000.00   1,577,208,918.25
  previous Principal Distribution              326,834,520.50     539,776,251.85
  Principal Distribution for current period     49,944,399.00      82,484,556.56
Total Principal Distribution to date           376,778,919.50     622,260,808.42
Beginning Invested Amount                      628,165,479.50   1,037,432,666.40
Ending Invested Amount                         578,221,080.50     954,948,109.83
Unreimbursed Principal Chargeoffs                         -                  -
Beginning Stated Amount                        628,165,479.50   1,037,432,666.40
Ending Stated Amount                           578,221,080.50     954,948,109.83

CLASS A-2 NOTES
Initial Invested Amount                                           150,000,000.00
  previous Principal Distribution                                  51,335,265.00
  Principal Distribution for current period                         7,844,670.00
Total Principal Distribution to date                               59,179,935.00
Beginning Invested Amount                                          98,664,735.00
Ending Invested Amount                                             90,820,065.00
Unreimbursed Principal Chargeoffs                                            -
Beginning Stated Amount                                            98,664,735.00
Ending Stated Amount                                               90,820,065.00

CLASS B NOTES
Initial Invested Amount                                            15,000,000.00
  previous Principal Distribution                                     407,821.50
  Principal Distribution for current period                            77,173.50
Total Principal Distribution to date                                  484,995.00
Beginning Invested Amount                                          14,592,178.50
Ending Invested Amount                                             14,515,005.00
Unreimbursed Principal Chargeoffs                                            -
Beginning Stated Amount                                            14,592,178.50
Ending Stated Amount                                               14,515,005.00

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                             -
Initial Invested Amount                                                      -
  Principal Distribution (after last Distribution Date)                      -
  Principal Distribution for current period                                  -
Total Principal Distribution to date                                         -
Beginning Invested Amount                                                    -
Ending Invested Amount                                                       -
Unreimbursed Principal Chargeoffs                                            -
Beginning Stated Amount                                                      -
Ending Stated Amount                                                         -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                             -
Initial Invested Amount                                                      -
  Principal Distribution (after last Distribution Date)                      -
  Principal Distribution for current period                                  -
Total Principal Distribution to date                                         -
Beginning Invested Amount                                                    -
Ending Invested Amount                                                       -
Unreimbursed Principal Chargeoffs                                            -
Beginning Stated Amount                                                      -
Ending Stated Amount                                                         -

                                                 Aggregate         Aggregate
                                                    US$                A$
                                              ---------------   ----------------

AVERAGE MONTHLY PERCENTAGE
Current Balance of Arrears greater than 60 Days                     4,186,731.22
Current Outstanding Loan Balance                                1,060,283,179.17
Average Monthly Percentage                                                  0.00
Monthly Percentage - Current Period                                         0.00
Monthly Percentage Month 2                                                  0.00
Monthly Percentage Month 3                                                  0.00
Monthly Percentage Month 4                                                  0.00
Monthly Percentage Month 5                                                  0.00
Monthly Percentage Month 6                                                  0.00
Monthly Percentage Month 7                                                  0.00
Monthly Percentage Month 8                                                  0.00
Monthly Percentage Month 9                                                   -
Monthly Percentage Month 10                                                  -
Monthly Percentage Month 11                                                  -
Monthly Percentage Month 12                                                  -

STEPDOWN CONDITIONS
Years since initial Determination Date                                      1.83
Required Subordinated Percentage                                             -
Available Subordinated Percentage                                           0.01
Aggregate Unreimbursed Principal Chargeoffs                                  -
Required Class B Stated Amount Outstanding                          4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                       4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                       1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                   4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                   5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                   6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                   6,750,000.00
9 <= Year, Unreim C/O Maximum                                       7,500,000.00
Stepdown Condition less than 5 years                                TRUE
Stepdown Condtion greater than & equal to 5 years                   FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                      TRUE
Year - Stepdown Condition Test
5                                                                   TRUE
6                                                                   TRUE
7                                                                   TRUE
8                                                                   TRUE
9                                                                   TRUE
Year - Stepdown Class A Criteria             FALSE     TRUE   Class A Percentage
0                                              1        0.5                 0.50
1                                              1        0.5                 0.50
2                                              1        0.5                 0.50
3                                              1          0                  -
4                                              1          0                  -
5                                              1        0.7                 1.00
6                                              1        0.6                 1.00
7                                              1        0.4                 1.00
8                                              1        0.2                 1.00
9                                              1          0                 1.00
10                                             0          0                  -



STEPUP CONDITIONS
-----------------
Step-up Date                                                       July 12, 2007
Stepup margin - Class A-1 Notes                                            0.002
              - Class A-2 Notes                                            0.004




              Beginnning Prin Bal As At CutOff Date             1,742,197,280.96
              Liq Facilities Margin                                        0.002
              Redraw Facilities Margin                                     0.001
              Issue margin - Class A-1 Notes                               0.004
              Issue margin - Class A-2 Notes                               0.004
              Issue margin - Class B Notes                                 0.007
              Beginnning Prin Bal As off Quarter                1,347,962,845.50
              Number of Accrual Days                                         94

                                                                   EXHIBIT 99.2
                                                                   ------------

                    Form 6-K Required Collateral Information

                         Series 2000-1G Medallion Trust


        Series 2000-1G Medallion Trust Data as at opening of business on the preceding determination date of January 1, 2002




OUTSTANDING MORTGAGE BALANCE (AUD)
--------------------------------------------------------------------------------
                                                  AMOUNT                   WAC
                                             --------------               -----

    - Variable Rate Housing Loans              $771,101,595               5.84%
    - Fixed 1 Year                              $87,310,474               7.02%
    - Fixed 2 Year                             $153,397,363               6.82%
    - Fixed 3 Year                              $37,556,943               7.08%
    - Fixed 4 Year                               $8,914,440               7.17%
    - Fixed 5 Year                               $3,954,360               6.74%
-------------------------------------------------------------------------------
    TOTAL POOL                               $1,062,235,175               6.14%
-------------------------------------------------------------------------------




DELINQUENCY INFORMATION
--------------------------------------------------------------------------------
                                                       AUD AMOUNT OF
                             NO. OF LOANS   %OF POOL           LOANS  % OF POOL
                             ------------   --------   -------------  ---------
    31-60 days                         44      0.38%   $4,898,849.24      0.46%

    61-90 days                         19      0.16%   $1,869,086.67      0.18%

    90+ days                           23      0.20%   $2,317,644.55      0.22%
--------------------------------------------------------------------------------
    MORTGAGEE IN POSSESSION             0      0.00%           $0.00      0.00%
--------------------------------------------------------------------------------